UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/ Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 24 November, 2006

ASX & MEDIA RELEASE
24 NOVEMBER, 2006

Novogen Limited’s subsidiary, Marshall Edwards Inc. (NASDAQ: MSHL), has just made the following announcement:

FIRST PATIENT TREATED IN PHASE III OVARIAN CANCER TRIAL

Melbourne Australia (24 November 2006):

Marshall Edwards Inc today announced that the first patient had commenced treatment in the Phase III “Ovature” clinical trial at The Royal Women’s Hospital in Melbourne Australia.

Royal Women’s is one of 60 hospitals which will be participating in this multi-center multi-national ovarian cancer study to confirm the effectiveness of phenoxodiol in resensitizing patients to chemotherapy.

Thirty of these hospitals will be in the US, 25 in Europe and 5 in Australia.

The total number of patients to be treated in this pivotal study is 470, with half to be on a treatment regime of phenoxodiol and the chemotherapeutic drug carboplatin, and half on a placebo and carboplatin.

The primary outcome of the trial is the assessment of the relative time it takes for the ovarian cancer to progress. An analysis of interim results will be possible after 95 patients have progressed with their disease.

The trial is being run under arrangements approved by the US Food and Drug Administration (FDA) known as a Special Protocol Assessment (SPA). This provides for the interim analysis of the data, which if significant can be used to support a request for grant of marketing approval.

Professor Michael Quinn of Royal Women’s Hospital in Melbourne said the Royal Women’s Hospital along with the Yale University Medical School had already conducted a Phase II study, where phenoxodiol was shown to have a chemosensitizing effect on ovarian cancer when chemotherapy had previously failed.

“We are now hopeful that a positive outcome of this multi-center study will be a significant medical advance for thousands of women with late stage ovarian cancer whose tumors have become insensitive to the existing chemotherapeutic drugs,” Professor Quinn said.

The Chief Executive Officer of Marshall Edwards Inc, Mr. Christopher Naughton, said the Phase III Ovature study was a significant milestone for the Company.

“Over the next 12 to 18 months we expect the interim results from this multi-national clinical trial which may lead to the first approval for phenoxodiol,” Mr. Naughton said.

Mr. Naughton said there are also other cancer types for which phenoxodiol has shown promise and the Company would be proceeding in the year ahead with a strategy to expand the drug’s utility into those other cancers as both a chemosensitizer and as a monotherapy.

Ovarian cancer is the most lethal gynecological malignancy and the fifth leading cause of cancer-related death in women in the United States. The high mortality rate is due mainly to the inability to detect early disease with approximately 80 per cent of patients being diagnosed in advanced stage of disease.

About phenoxodiol:
Phenoxodiol is an investigational drug and, as such, is not commercially available. Phenoxodiol is a novel-acting drug that inhibits key pro-survival signaling pathways operating via sphingosine-1-phosphate and Akt. Inhibition of these pathways leads to prevention of phosphorylation of key anti-apoptotic proteins such as XIAP. Loss of activity of these proteins restores the ability of chemoresistant tumor cells to undergo apoptosis in response to chemotherapy. The putative molecular target for phenoxodiol is a tumor-specific protein, accounting for the highly selective nature of the drug.

About Marshall Edwards Inc:
Marshall Edwards, Inc. (Nasdaq : MSHL) has licensed rights from Novogen Limited (Nasdaq : NVGN) to bring three oncology drugs - phenoxodiol, NV-196 and NV-143 - to market globally. Marshall Edwards, Inc. is majority owned by Novogen, an Australian biotechnology company that is specializing in the development of therapeutics based on a flavonoid technology platform. Novogen, based in Sydney, Australia, is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases. More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.